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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                          Net2000 Communications, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                 64122G  10  3
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                                 (CUSIP Number)


                     Kim D. Cooke, Esq., Managing Director
                  Blue Water Capital, L.L.C., Managing Member
                      Blue Water Strategic Fund I, L.L.C.
                             8300 Greensboro Drive
                                   Suite 1210
                                McLean, VA 22102
                                 (703) 790-8821
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 7, 2000
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D



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CUSIP No.    64122G  10  3                         Page     2     of     6     Pages
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
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Blue Water Strategic Fund I, L.L.C.
     8300 Greensboro Drive
     Suite 1210
     McLean, VA  22102
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  [ ]
                                                                            (b)  [ ]




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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                          [ ]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                              7      SOLE VOTING POWER


                                     2,797,560
                            ----------------------------------------------------------
                              8      SHARED VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY                       0
    OWNED BY                ----------------------------------------------------------
      EACH                    9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON
      WITH                           2,797,560
                            ----------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER


                                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,797,560
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
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14   TYPE OF REPORTING PERSON*

     00
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP No.    64122G  10  3                         Page     3     of     6     Pages
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
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Blue Water Capital, L.L.C.
    8300 Greensboro Drive
    Suite 1210
    McLean, VA  22102
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a) [ ]
                                                                            (b) [ ]



--------------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                          [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                              7      SOLE VOTING POWER


                                     2,797,560
                            ----------------------------------------------------------
                              8      SHARED VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY                       0
    OWNED BY                ----------------------------------------------------------
      EACH                    9      SOLE DISPOSITIVE POWER
    REPORTING
     PERSON
      WITH                           2,797,560
                            ----------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER


                                     0
-------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,797,560
-------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%
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14   TYPE OF REPORTING PERSON*

     00
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No.    64122G  10  3                         Page     4     of     6     Pages
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ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to Common Stock, par value $.01 per share ("Common Stock"), of Net2000 Communications, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2180 Fox Mill Road, Herndon, Virginia 20171.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is being filed by Blue Water Strategic Fund I, L.L.C. ("Blue Water Strategic Fund"), a limited liability company organized under the laws of the State of Delaware engaged in investments in private companies, and Blue Water Capital, L.L.C. ("Blue Water Capital"), a limited liability company organized under the laws of the State of Delaware which is the Managing Member of Blue Water Strategic Fund. (Blue Water Strategic Fund and Blue Water Capital are collectively referred to as the "Reporting Persons"). Michael H. Acheson, Henry D. Barratt, Jr., Kim D. Cooke, and Reid R. Miles are each managing Directors of Blue Water Capital (collectively Messrs. Acheson, Barratt, Cooke and Miles are the "Managing Directors"). The principal business address and the principal office address of each of the Reporting Persons and Messrs. Barratt, Cooke and Miles is 8300 Greensboro Drive, Suite 1210, McLean, Virginia 22102. The principal business address and the principal office address of Mr. Acheson is 260 East Brown Street, Suite 310, Birmingham, Michigan 48009. The Reporting Persons and Managing Directors have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Blue Water Strategic Fund acquired directly from the Issuer, on October 31, 1997, 437,956 shares of the Series A Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A Preferred Stock") and on May 19, 1998, 486,224 shares of Series B Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"). Pursuant to the terms of the Series A Preferred Stock and Series B Preferred Stock, such shares were converted into an aggregate of 2,797,560 shares of Common Stock on March 7, 2000 at the closing of the Issuer's initial public offering (the "IPO"). The funds used to acquire the Series A Preferred Stock and Series B Preferred Stock, in the aggregate amount of $1,500,000 and $1,500,001, respectively, were provided by monies invested in Blue Water Strategic Fund by its members.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Blue Water Strategic Fund purchased the Series A Preferred Stock and Series B Preferred Stock for investment purposes. The Reporting Persons currently intend to hold the Common Stock for investment, but may, at some future time depending on market conditions and other factors, acquire additional shares of Common Stock (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which they now own or hereafter may acquire. Blue Water Strategic Fund has agreed pursuant to a lock-up agreement that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to convertible or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock during a period of 180 days from March 7, 2000 without the prior written consent of Goldman, Sachs & Co., the lead underwriters of the IPO (the "Lock-Up Agreement"). Goldman, Sachs & Co. may, however, in its sole discretion and at any time without notice, release all or a portion of the securities subject to such Lock-Up agreement. A copy of the Lock-Up Agreement is filed herewith and incorporated by reference. Pursuant to a Second Amended and Restated Investor Rights Agreement entered into in connection with the acquisition of the securities, Blue Water Strategic Fund has been granted certain rights by the Issuer to have the Common Stock registered for sale under the Securities Act of 1933, as amended (the "Investor Rights Agreement").




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CUSIP No.    64122G  10  3                         Page     5     of     6     Pages
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                  The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms of the
Agreement which is filed as an exhibit to this statement and is incorporated by reference herein.

                  Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                  The Series A Preferred Stock and Series B Preferred Stock beneficially owned by the Reporting Persons automatically converted on March 7, 2000 into 2,797,560 shares of Common Stock. These shares represent approximately 8.0% of the outstanding Common Stock of the Issuer as of March 7, 2000 (based on representations of the Issuer in its definitive prospectus dated March 6, 2000). Blue Water Strategic Fund has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of all such securities. Such power is exercised through its Managing Member, Blue Water Capital. The Reporting Persons and the Managing Directors have not effected any other transactions in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  In connection with the purchase of the Series A Preferred Stock and the Series B Preferred Stock, Blue Water Strategic Fund entered into the Investor Rights Agreement. Blue Water Strategic Fund has the right to demand registration of the shares of Common Stock, subject to certain conditions and limitations. In addition, Blue Water Strategic Fund also has been granted certain piggyback registration rights. The registration rights are generally transferable in connection with any private sale of registerable shares, including to any member of Blue Water Strategic Fund. The Issuer will bear all expenses incident to its registration obligations upon exercise of these demand and piggyback registration rights, except that it will not bear any underwriting discounts or commissions, federal or state securities registration fees or transfer taxes relating to the exercise of those rights.

                  Except as noted in this Schedule 13D, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                  The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Agreement which is filed as an exhibit to this statement and is incorporated by reference herein.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1         Investor Rights Agreement
                  Exhibit 2         Lock-Up Agreement


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CUSIP No.    64122G  10  3                         Page     6     of     6     Pages
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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            BLUE WATER STRATEGIC FUND I, L.L.C.

                            By:   Blue Water Capital, LLC, its  Managing Member



                                  By: /s/ Kim D. Cooke
                                     -----------------------------
                                     Kim D. Cooke, Esq.
                                     Managing Director


                            BLUE WATER CAPITAL, L.L.C.



                                  By: /s/ Kim D. Cooke
                                     -----------------------------
                                     Kim D. Cooke, Esq.
                                     Managing Director

Dated:  March 13, 2000